EXHIBIT 99.1

News Release

SpaceDev Investor Relations
Investor Contacts:
Richard Slansky/Jessica Gerstenkorn
Media Contact:
Mark Sirangelo
(858) 375-2026

SpaceDev Reports Year-End 2006 Results
Over $32 million in revenue with three consecutive years of positive EBITDA

POWAY, CA - April 2, 2007 - SpaceDev, Inc. (OTCBB: SPDV) reported its financial results for the year ended December 31, 2006. The Company recorded its third consecutive year of revenue growth reaching over $32 million for the year ending 2006. The Company also reported its third consecutive year of positive EBITDA.

“The acquisition of the Starsys Research Corporation fundamentally expanded our profile and has provided us with a substantial manufacturing operation, which will become critical in the coming years. We have grown ten-fold over the past few years through internal growth and acquisition,” said Mark N. Sirangelo, SpaceDev’s Chairman of the Board and Chief Executive Officer. “We continue to successfully integrate the SpaceDev and Starsys businesses. We have also relocated the Starsys operation into a new facility in Boulder County, Colorado, which is designed for operating efficiencies to drive profitability, as well as provide additional capacity for our future growth plans.”

For the fiscal year ended December 31, 2006, SpaceDev’s revenue was approximately $32.6 million, an increase of 250%, compared to approximately $9.0 million for 2005. The increase in revenue was due primarily to the acquisition of Starsys in January 2006; Starsys generated revenues from February 1, 2006 through December 31, 2006 of approximately $21.4 million, excluding approximately $300,000 of inter-company sales.

“During 2006, we substantially grew our Company from internal programs and through the merger with Starsys,” said Richard B. Slansky, SpaceDev’s President and Chief Financial Officer. “We committed our resources in 2006 to the successful turn-around and growth of the Starsys operation, which we acquired on January 31, 2006. The success of our combined companies will happen as we continue to generate revenue and execute profitably on existing and new contracts, which we began to do in 2006. Although we recorded a net loss for 2006 on a combined basis, it was substantially less than pro forma losses in the past two years and illustrates the turn-around is well under way, with completion of certain historical programs that have hindered Starsys’ past performance. Now, as we move into 2007, we can focus on profitable program execution and winning new government and commercial contracts.”

Cost of sales was approximately $25.7 million, or 79.0% of net sales, as compared to approximately $6.9 million, or 76.7% of net sales, during the same period in 2005.  Cost of sales consists of direct and allocated costs associated with individual contracts.  The increase in cost of sales and the corresponding decrease in margin were due to losses on certain fixed price development contracts. Operating expenses increased from approximately $1.8 million, or 19.9% of net sales, for the year ended December 31, 2005 to approximately $7.8 million, or 23.9% of net sales, for the same twelve months ended December 31, 2006. The increase was attributed mainly to the acquisition of Starsys’ general and administrative costs and the addition of key management personnel.

The loss from operations was approximately $953,000 for the year ended December 31, 2006, compared to income from operations of approximately $312,000 for 2005. Net loss for the year ended December 31, 2006 was approximately $950,000, or ($0.05) per share, compared to net income of approximately $501,000, or $0.01 per share, for the same period in 2005. During the year ended December 31, 2006, EBITDA was approximately $163,000, or 0.5% of revenue, compared to an EBITDA of approximately $503,000, or 5.6% of revenue, for 2005. EBITDA is a non-GAAP measure defined as GAAP net income before net interest income (expense), taxes, depreciation and amortization. Not every company calculates EBITDA in the same way.

Interest expense, including non-cash interest expense, gain on the Poway building sale, and stock option expense under FASB 123 (R) are not included in SpaceDev’s calculation of EBITDA. The Company may continue to incur charges related to stock and stock-based compensation to employees and others, as required under FASB 123(R), or non-cash interest expense related to the exercise of warrants under previous debt financings, and will continue to amortize the gain on the 2003 Poway building sale.

The following table reconciles EBITDA to net income (loss) for the years ended December 31, 2006 and 2005:

For the twelve months ended	December 31, 2006	December 31, 2005	December 31, 2004
	(Audited )	(Audited )	(Audited )
Net Income (Loss)	$(952,372)	$501,264	$(3,027,054)
Interest Income	(83,362)	(105,840)	(19,497)
Cash Interest Expense	65,713	2,873	52,077
Non-Cash Interest Expense	114,600	28,875	3,254,430
Gain on Building Sale	(117,274)	(117,272)	(117,272)
Stock Option Expense	133,380	0	0
Provision for income taxes	19,290	1,600	1,600
Depreciation and Amortization	982,860	191,924	83,531
EBITDA *	$162,835	$503,424	$227,815

EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations).

Net cash used in operating activities totaled approximately $2.0 million for the year ended December 31, 2006, and net cash provided by operating activities totaled approximately $397,000 for 2005. The increase in cash used for operating activities resulted primarily due to the need to use cash resources to pay accounts payable and fund accounts receivable, which were assumed upon the acquisition of Starsys.

Year-End Conference Call Details

SpaceDev will host a conference call on April 4, 2007 at 1:00 p.m. EDT to discuss the year-end results. All those interested in hearing management’s discussion are invited to join the call by dialing (866) 558-3008 and entering the PIN 5410 when prompted. A replay of the conference call will be available for thirty (30) days through the Investor Relations section of SpaceDev’s web site, www.spacedev.com.

For more information on SpaceDev, please review the Company’s filings on the SEC EDGAR system at www.sec.gov or at www.spacedev.com.

Non-GAAP Financial Measures

This release contains disclosure of EBITDA, which is a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission. The definition of EBITDA used to calculate the EBITDA figures presented above, while generally consistent with the most common definition used by investors and financial analysts, may not be comparable to similarly titled measures reported by other companies. The Company believes that EBITDA provides an important additional perspective on its operating results, its ability to service its long-term obligations, its ability to fund continuing growth, and its ability to continue as a going concern. The Company’s management regularly evaluates its progress based on EBITDA. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to other financial measures determined under GAAP, such as net income or loss (as an indicator of operating performance) or cash flow (as measure of liquidity).

About SpaceDev

SpaceDev, Inc. is a space technology/aerospace company that creates and sells affordable and innovative space products and mission solutions. For more information, visit www.spacedev.com and www.starsys.com.

Except for factual statements made herein, this news release consists of forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words such as "believe," "intends," "expects," "plans," "anticipates" and variations thereof, identify forward-looking statements, although their absence does not mean that a statement is not forward looking. Forward-looking statements are based on the Company's current expectations, and are not guarantees of performance. The Company's actual results could differ materially from its current expectations. Factors that could contribute to such differences include risks and uncertainties associated with: the Company's ability to effectively integrate acquisitions; rescheduling or cancellation of customer orders; uncertainties in the government budgeting process; ability to control costs and expenses; and the possible need for additional financing. Reference is also made to other factors described in the Company's periodic reports filed with the SEC, including the Company's most current Annual Report on Form 10-KSB. These forward-looking statements speak only as of the date of this release. SpaceDev does not intend to update these forward-looking statements.

SpaceDev, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2006	2005
Assets
Current Assets
Cash and cash equivalents	$1,438,146	$5,750,038
Accounts receivable	7,289,720	1,279,027
Inventory	309,205	21,340
Other current assets	599,565	-
Note receivable	-	1,353,440
Total Current Assets	9,636,636	8,403,845
Assets - Net	3,793,365	1,073,773
Intangible Assets	841,133	-
Goodwill	11,233,665	-
Other Assets	626,086	1,531,031
Total Assets	$26,130,885	$11,008,649
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued expenses	$1,755,985	$1,237,099
Current portion of notes payable	-	9,457
Current portion of capitalized lease obligations	35,441	1,469
Accrued payroll, vacation and related taxes	1,184,457	290,914
Billings in excess of costs and deferred revenue	2,816,072	153,440
Revolving line of credit	805,172	-
Other accrued liabilities	1,602,561	516,380
Total Current Liabilities	8,199,688	2,208,759
Notes Payable, Less Current Maturities	50,193	-
Capitalized Lease Obligations, Less Current Maturities	136,709	-
Deferred Gain - Assets held for sale	713,405	830,677
Other Long Term Liabilities	15,266	-
Total Liabilities	9,115,261	3,039,436
Commitments and Contingencies
Stockholders’ Equity
Convertible preferred stock, $.001 par value, 10,000,000 shares authorized, and 252,963 and 248,460 shares issued and outstanding, respectively
Series C Convertible Preferred Stock	248	248
Series D-1 Convertible Preferred Stock	5	-
Common stock, $.0001 par value; 100,000,000 shares authorized, and
29,550,342 and 24,606,275 shares issued and outstanding, respectively	2,953	2,460
Additional paid-in capital	33,150,566	22,541,994
Accumulated deficit	(16,138,148)	(14,575,489)
Total Stockholders’ Equity	17,015,624	7,969,213
Total Liabilities and Stockholders' Equity	$26,130,885	$11,008,649
Please reference the Company's Form 10-KSB to access the notes which are an integral part of the consolidated financial statements.

SpaceDev, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31,	2006		2005
Net Sales	$32,555,570	100.0%	$9,005,011	100.0%
Cost of Sales*	25,720,581	79.0%	6,905,902	76.7%
Gross Margin	6,834,989	21.0%	2,099,109	23.3%
Operating Expenses
Marketing and sales	2,196,838	6.7%	673,636	7.5%
Research and development	284,346	0.9%	31,940	0.4%
General and administrative	5,307,210	16.3%	1,082,033	12.0%
Total Operating Expenses*	7,788,394	23.9%	1,787,609	19.9%
Income/(Loss) from Operations	(953,405)	-2.9%	311,500	3.5%
Non-Operating Income/(Expense)
Interest and other income	83,362	0.3%	105,840	1.2%
Interest expense	(65,713)	-0.2%	(2,873)	0.0%
Gain on building sale	117,274	0.4%	117,272	1.3%
Non-Cash loan fee	(114,600)	-0.4%	(28,875)	-0.3%
Total Non-Operating Income/(Expense)	20,323	0.1%	191,364	2.1%
Income (Loss) Before Income Taxes	(933,082)	-2.9%	502,864	5.6%
Income tax provision	19,290	0.1%	1,600	0.0%
Net Income/(Loss)	$(952,372)	-2.9%	$501,264	5.6%

Net Income/(Loss)	(952,372)		501,264
Less: Preferred Dividend Payments	(610,287)		(170,956)
Adjusted Net Income (Loss) for EPS Calculation	(1,562,659)		330,308
Net Income/(Loss) Per Share:	$(0.05)		$0.01
Weighted-Average Shares Used in Calculation	28,666,059		22,270,997
Fully Diluted Net Income/(Loss) Per Share:	$(0.05)		$0.01
Fully Diluted Weighted-Average Shares Outstanding	28,666,059		24,606,882

* The following table shows how the Company's stock option expense would be allocated to all expenses.

Cost of sales	$24,339		$-
Marketing and sales	4,840		-
Research and development	-		-
General and administrative	104,200		-
	$133,379		$-
Please reference the Company's Form 10-KSB to access the notes which are an integral part of the consolidated financial statements.

###